Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

STANLEY EMPLOYEE FAQ

1.	What is the strategic rationale for this transaction?

This compelling strategic combination brings together two highly complementary companies with iconic brands and strong growth prospects to create a stronger, globally diversified industrial company with a broad array of products and services. Black & Decker’s position in power tools, security hardware products and engineered fastening fits seamlessly with Stanley’s product and service offerings in hand tools and mechanical and electronic security solutions. The combination will enhance both companies’ core strengths and provide increased resources to invest in growth opportunities.

2.	Why does this make sense for Stanley?

This highly accretive transaction is a terrific opportunity to enhance the combined company’s global position in hand and power tools while generating additional resources to support continued investment in security solutions and other high-growth platforms.  Additionally, this transaction is a significant step in advancing each priority in the strategic framework Stanley has been following since 2004. It builds strength in all of the company’s business platforms, furthering its goal to maintain portfolio transition momentum, and greatly enhances the resources available to continue to invest in growth.

3.	Will I have a job at the combined company?

It is far too early at this point to talk specifically about how the integration process might impact individual employees, but rest assured that we will make every effort to communicate regularly to tell you as much as we can, as soon as we can.

We can tell you though that we expect the vast majority of our employees to benefit from the increased opportunities available as part of a larger company. And while in any combination like this there will be employment adjustments, globally we expect the impact to affect less than 10% of the combined workforce.  The headquarters of the combined company will be in New Britain, CT.

What we can also tell you now is that we expect the combination of our companies to be a smooth process. At this point, the best and most important thing for all of us to do is to remain focused on our work and our customers.

4.	How will the combined company be integrated? Are there many overlaps?

An Integration Steering Committee has been identified to oversee bringing together the two companies and will be co-chaired by John Lundgren and Nolan Archibald, the CEO of Black & Decker. The two businesses are highly complementary and there is no significant overlap in product offerings.

5.	Will Stanley offer severance and/or outplacement assistance for employees whose jobs are negatively impacted by the transaction?

We are committed to treating our employees fairly and with respect.  Keep in mind this announcement is just the first step in a long process and that while we have already begun and will continue to plan for the integration of our two companies, there will be no actions taken until the merger closes several months from now.

6.	Will retention bonuses be applied to ensure employees remain during the approval and integration processes?

We believe that the opportunity to be engaged in such an exciting combination of two iconic companies will go a long way toward retaining employees. That being said, where appropriate and necessary, we will consider alternative retention methods.

7.	What will happen to employee benefits, salaries, and wages?

It is too early at this point to talk specifically about how the transaction might impact salaries and benefits but I can assure you that we will communicate regularly to tell you as much as we can, as soon as we can.

8.	What happens between now and the close of the transaction?

Until the transaction closes, it is important for all of us to remember that we will still operate as independent companies.  We must continue to operate business as usual and do everything we can to ensure that we don’t miss a beat in delivering on our commitments to customers.

9.	When do you expect the transaction to close?
We expect the transaction to close in the first half of 2010. We will keep you updated as we get closer to a specific closing date.

10.	Should I start working with my counterparts at Black & Decker?

No. While the integration planning is well underway, we cannot implement the integration process until after the transaction closes.  Until that time, it is important for all of us to remember that we will still operate as independent companies.

11.	What should we be telling our customers?

You can assure our customers that this transaction represents a highly attractive proposition for them and we will not miss a beat in delivering on our commitments.  Our customers will benefit from the combined company’s more comprehensive product offering, a world-class innovation process and commitment to operational excellence. You can assure them that until the transaction closes we will still operate independently, business as usual, and that we expect a smooth transition as we integrate the two companies.

12.	Who should I contact if I have additional questions? Where can I find more information about this transaction?

Additional information about this transaction has been posted on the intranet.  If you have other questions that are not answered there, contact Joe Voelker at 860-827-3871 or jvoelker@stanleyworks.com, or Tim Perra at 860-826-3260 or tperra@stanleyworks.com.

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CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information
The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants
Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.